SO
3-22-04

04003848

ATES
NGE COMMISSION
Washington, D.C. 20549

VF 3-12-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2002 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 N. Josey Lane, Ste. 113
(No. and Street)

Carrollton	Texas	75007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartman Leito & Bolt, LLP
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Ste. 500	Ft. Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR - 1 2004 168 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DS
3/23

OATH OR AFFIRMATION

I, Shawn M. Grisham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA HORLANDER
MY COMMISSION EXPIRES
January 18, 2006

Signature

PRESIDENT
Title

Theresa Horlander
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HL&B

Hartman Leito & Bolt, LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Texas Securities Inc.:

We have audited the accompanying statement of financial condition of Texas Securities Inc. (the "Company") as of December 31, 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the period November 1, 2002 to December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Securities Inc. as of December 31, 2003, and the results of their operations and their cash flows for the period November 1, 2002 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartman Leito & Bolt, LLP

February 24, 2004
Fort Worth, Texas

Fort Worth 6100 Southwest Blvd. | Suite 500 | Fort Worth, Texas 76109 | phone 817 738 2400 fax 817 738 1995
Irving 105 Decker Court | Suite 950 | Irving, Texas 75062 | phone 972 579 0822 fax 972 579 0826
www.hlbllp.com

TEXAS SECURITIES INC.
Statement of Financial Condition
December 31, 2003

ASSETS:	
Current assets:	
Cash	$ 183,227
Prepaid expenses	69,007
Other current assets	6,454
Total current assets	258,688
Equipment:	
Office equipment	1,460
Less accumulated depreciation	(24)
Total equipment	1,436
Total assets	$ 260,124
LIABILITIES AND STOCKHOLDERS' EQUITY:	
Current liabilities:	
Accounts payable	$ 4,548
Accrued liabilities	83,874
Total current liabilities	88,422
Commitments and contingencies	-
Stockholders' equity:	
Common Stock, .01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	298,230
Retained deficit	(127,528)
Total stockholders' equity	171,702
Total liabilities and stockholders' equity	$ 260,124

See accompanying notes and independent auditors' report.